SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________ to _________.

Commission file number 0-25188

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Washington Mutual, Inc. Retirement Savings and Investment Plan
1191 Second Avenue, SAS0106
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101

Total number of pages is 18

Exhibit Index is on page 16

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2003 AND 2002,
AND SUPPLEMENTAL SCHEDULES FOR THE
YEAR ENDED DECEMBER 31, 2003, AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Human Resources Committee of the Board of Directors of the Company
Washington Mutual, Inc.

We have audited the accompanying statement of net assets available for benefits of the Washington Mutual, Inc. Retirement Savings and Investment Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MOSS-ADAMS LLP

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 24, 2004

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors' Compensation and Stock Option Committee
Washington Mutual, Inc.
Seattle, Washington

We have audited the accompanying statement of net assets available for benefits of the Washington Mutual, Inc. Retirement Savings and Investment Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 13, 2003

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments:		
Investments held in funds, at fair value	$ 1,050,778,032	$ 754,589,653
Washington Mutual, Inc. common stock	269,333,544	222,960,762
Investments held in individually directed portfolios	128,793,665	97,159,574
Loans receivable from participants	1,589,026	3,253,132
Total investments	1,450,494,267	1,077,963,121
Receivables:		
Participant contributions	753,130	789,745
Employer contributions	63,950,323	55,769,232
Interest and dividends	207,947	212,717
Due from broker for securities sold	341,308	-
Total receivables	65,252,708	56,771,694
Cash	4,991,151	966,159
Total assets	1,520,738,126	1,135,700,974
LIABILITIES:		
Due to broker for securities purchased	4,548,068	-
NET ASSETS AVAILABLE FOR BENEFITS	$1,516,190,058	$1,135,700,974

See notes to financial statements.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Investment income:		
Net appreciation (depreciation) in fair value of investments		
Common/collective fund	$ (336,846)	$ (36,920)
Washington Mutual, Inc. common stock	36,326,014	7,397,073
Mutual funds	175,097,930	(111,934,325)
Individually directed portfolios	25,121,869	(22,428,980)
Interest and dividend income	21,014,292	15,642,622
	257,223,259	(111,360,530)
Contributions:		
Participant	151,521,210	122,645,060
Employer	104,239,555	90,269,048
	255,760,765	212,914,108
Total additions	512,984,024	101,553,578
DEDUCTIONS:		
Benefits paid to participants	(136,629,030)	(102,811,619)
Administrative expense	-	(20,937)
Total deductions	(136,629,030)	(102,832,556)
Net increase (decrease)	376,354,994	(1,278,978)
Transfer from acquired plans	4,134,090	181,803,342
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	1,135,700,974	955,176,610
End of the year	$ 1,516,190,058	$ 1,135,700,974

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Washington Mutual, Inc. Retirement Savings and Investment Plan (the "Plan" or the "RSIP") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, employer matching contributions, and discretionary profit sharing contributions. All employees of Washington Mutual, Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan on the first day of the month coinciding with or following their employment, but must meet additional criteria to be eligible for employer matching contributions and profit sharing contributions.

The Plan is sponsored by the Company, and is administered by the Human Resources Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee has delegated its administrative duties to the Plan Administration Committee (the "PAC"). The PAC has appointed certain employees of the Company to perform the daily administrative functions pertaining to the operation of the Plan.

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 50% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). After completion of 12 months of service, participant contributions are matched by the Company dollar for dollar up to a maximum of 3% of participants' eligible compensation. The Plan also provides that the Board may, in its sole discretion, make a profit sharing contribution on behalf of all eligible participants. Discretionary contributions have historically been stated in terms of a percentage of each eligible participant's compensation, as defined in the Plan.

Company contributions have been made in cash and Company stock and were invested as directed by the participants into various investment options. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution, allocations of Company's contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance in each of the available funds.

Vesting: Participants are vested immediately in their contributions and actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
1	0%
2	25%
3	50%
4	75%
5	100%

Account balances related to merged plans will continue to vest in accordance with the predecessor plan.

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions monthly and there are no restrictions on how much a participant invests in any one fund or account, nor when or how often participants can transfer account balances.

Harris Bank, NA Stable Income Fund
WM Money Market Fund
WM Equity Income Fund
WM Growth & Income Fund
WM West Coast Equity Fund
WM Growth Fund
WM Mid Cap Stock Fund
WM Small Cap Growth Fund
WM International Growth Fund
Washington Mutual, Inc. Common Stock Fund – ESOP
WM Strategic Growth Portfolio
WM Conservative Growth Portfolio
WM Balanced Portfolio
WM Conservative Balanced Portfolio
WM Flexible Income Portfolio
Individually Directed Portfolio

Participant Loans: The Plan does not generally provide for participant loans except for participant loans that were transferred to the Plan as a result of plan mergers. Participants with these grandfathered loans may not borrow any additional amounts. The loans are secured by the vested account balances and bear interest at a rate equal to the prime rate or the prime rate plus 1% in effect as of the day the loan is approved, or in some cases 1% above the yield on certain savings account investments. As of December 31, 2003, the range of interest rates was from 3.81% to 11.00%. Principal and interest is paid ratably through payroll deductions or by individual check.

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Participant Fees: Effective October 2003, the Administration Committee of the Plan is authorized and directed to charge certain Plan expenses to certain participants, to the extent permitted by law and related regulations. Specifically, the Administration Committee is authorized and directed to charge a fee to each participant who receives a distribution and a fee to any former participant who maintains an IDP account. The Administration Committee shall determine the amount of distribution fee and may adjust the fee from time to time at its discretion, provided that the fee must be reasonable with respect to the services provided.

Forfeitures: Forfeitures of Company contributions that are not vested for a terminated participant are used to reduce future Company contributions or pay plan expenses. At December 31, 2003 and 2002, the forfeiture balance totaled $228,571 and $158,949, respectively. Employer contributions were reduced by $6,181,041 in 2003 and $2,348,000 in 2002.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, and recordkeeper fees are paid by the Company or the Plan except to the extent they are paid from participant accounts. Transaction fees for the IDP are paid by the participants.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the 2003 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value, which, except for the Stable Income Fund, is determined by quoted market prices. The Stable Income Fund is estimated by management based on the unit value of the fund derived from the fair value of the underlying assets, substantially all of which are based on estimated fair market value. The Company's stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	2003	2002
Washington Mutual, Inc. Common Stock Fund – ESOP	$ 269,333,544	$ 222,960,762
WM Growth & Income Fund	290,170,459	231,719,591
WM Equity Income Fund	105,680,335	68,303,741
WM West Coast Equity Fund	200,644,417	120,171,600
WM Money Market Fund	149,801,233	145,254,822
Harris Bank, NA Stable Income Fund	76,840,533	60,595,034

NOTE 4: BENEFITS PAYABLE TO PARTICIPANTS

As of December 31, 2003 and 2002, net assets available for benefits included benefit payments of $832,153 and $2,598,304, respectively, due to participants who had withdrawn from participation in the Plan.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Washington Mutual Advisors, Inc., a subsidiary of Washington Mutual, Inc., and by Harris Trust Company who is also the Plan trustee. These entities qualify as parties-in-interest. Administrative fees paid by the Plan to parties-in-interest amounted to $0 and $20,937 for the years ended December 31, 2003 and 2002, respectively.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7: PLAN MERGERS AND AMENDMENTS

The Pioneer Savings Bank Employee Stock Ownership Plan (the "Pioneer ESOP") is one of the savings plans of Pioneer Savings Bank acquired by Washington Mutual Bank in 1993 and assets of $4,134,090 were transferred to the Plan in October 2003.

Dime Bancorp, Inc. merged with the Company on January 4, 2002. The Retirement 401(k) Investment Plan of Dime Bancorp, Inc. merged into the RSIP on July 1, 2002. The Lakeview Savings Bank Salary Savings Plan merged into the RSIP on August 1, 2002. The total amount of assets transferred to the Plan in 2002 was $181,298,221 by the Retirement 401(k) Investment

Plan of Dime Bancorp, Inc. and $505,121 by the Lakeview Savings Bank Salary Savings Plan. Account balances of former Dime Bancorp, Inc. and Lakeview Savings Bank employees who continue employment with the Company will continue to vest in accordance with the provisions of the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. and the Lakeview Savings Bank Salary Savings Plan.

The mergers were completed by transferring all investments in the Retirement 401(k) Investment Plan of Dime Bancorp, Inc. and the Lakeview Savings Bank Salary Savings Plan fund options to similar funds, to the extent possible, within the RSIP.

NOTE 8: TAX STATUS

The Plan administrator obtained a determination letter dated May 31, 1996 from the Internal Revenue Service stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. In addition, the Plan filed an application for a determination letter on February 28, 2002. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 9: SUBSEQUENT EVENTS

The Company made significant changes to the Plan, effective January 1, 2004 in an effort to help employees achieve long-term retirement goals.

The Plan's name will be changed to WaMu Savings Plan which is designed to help employees more easily remember their important benefits.

With the new Plan name, the Company matching contribution will increase and those ontributions will vest immediately. The Plan will provide a 100 percent match on the first three percent of eligible pay contributed by the participant each pay period plus 50 percent on the next two percent contributed each pay period. This new match is intended to qualify as a safe harbor matching contribution under the Internal Revenue Code.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

Schedule of Assets Held for Investment Purposes at End of Year December 31, 2003

Description	Shares/ Par Value	Fair Value
Investments held in funds:		
Equities:		
Washington Mutual, Inc. Common Stock Fund – ESOP*	6,713,199	$ 269,333,544
Common/Collective fund:		
Harris Bank, NA Stable Income Fund*	80,540,388	76,840,533
WM Money Market Fund*	149,801,233	149,801,233
WM Equity Income Fund*	6,428,244	105,680,335
WM Growth & Income Fund *	12,605,146	290,170,459
WM West Coast Equity Fund *	5,911,739	200,644,417
WM Growth Fund *	921,918	13,266,393
WM Mid Cap Stock Fund *	1,852,185	30,005,403
WM Small Cap Growth Fund *	1,702,234	24,001,495
WM International Growth Fund *	1,654,222	14,821,826
WM Strategic Growth Portfolio *	1,624,212	26,734,526
WM Conservative Growth Portfolio *	1,357,522	20,797,232
WM Balanced Portfolio *	2,285,997	34,015,641
WM Conservative Balanced Portfolio *	696,175	7,762,349
WM Flexible Income Portfolio *	4,101,837	56,236,190
Investments held in Individually Directed Portfolios*		128,793,665
Loans receivable from participants*		1,589,026
Total		$1,450,494,267

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND
INVESTMENT PLAN

By: Human Resources Committee of
Washington Mutual, Inc. Board of Directors,
as Plan Administrator

Date: June 24, 2004

Daryl D. David, Executive Vice President
of Washington Mutual, Inc.

INDEX OF EXHIBITS

WASHINGTON MUTUAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-69503 and 33-86840 of Washington Mutual, Inc. on Form S-8 of our report dated June 24, 2004 appearing in this Annual Report on Form 11-K of Washington Mutual, Inc. Retirement Savings and Investment Plan for the year ended December 31, 2003.

Moss Adams LLP

Seattle, Washington
June 28, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-69503 and 33-86840 of Washington Mutual, Inc. on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of the Washington Mutual, Inc. Retirement Savings and Investment Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Seattle, Washington
June 25, 2004